

Mail Stop 4631

October 21, 2015

Via E-Mail
Maurice D. Jones
Senior Vice President, General Counsel and Secretary
Manitowoc Foodservice, Inc.
2227 Welbilt Boulevard
New Port Richey, FL 34655

>   **Re: Manitowoc Foodservice, Inc.**
>   **Amendment No. 1 to Form 10-12B**
>   **Filed October 7, 2015**
>   **File No. 001-37548**

Dear Mr. Jones:

We have reviewed your filing and have the following comments.

Pro Forma Combined Financial Statements, page 36

1.   We note that you have not completed your pro forma financial information. We remind you that once you have provided complete pro forma financial information, we will need sufficient time to review such information and may have additional comments. We also remind you that you must clearly communicate the nature and amount of each adjustment being made and ensure your disclosures provide sufficient information for a reader to understand how you calculated each adjustment amount.

Results of Operations and Discussion and Analysis, page 58

2.   We have read your response to comment five in our letter dated September 28, 2015, and note your belief that raw material increases not passed on to your customers do not materially affect your margins for the periods presented. However, based on disclosures elsewhere in the filing it appears that raw material costs are an intricate piece to understanding your business and future market price fluctuations could adversely affect your margins. Additionally, MD&A should address known material events and uncertainties that would cause reported financial information not to be necessarily indicative of future operating performance or of future financial condition (e.g. known price changes in key inputs in future periods). As appropriate, please revise to discuss raw material costs, the extent the terms of your customer contracts and hedging contracts allow you to recover material price increases, and the potential impact on margins from known or potential price fluctuations.

Executive Compensation, page 79

Employment Agreement, page 82

3. We note your response to comment 10 in our letter dated September 28, 2015. Please file a signed copy of Mr. Muehlhaeuser's employment agreement with your next amendment, or identify this as a "form of" employment agreement.

You may contact Tracey McKoy, Staff Accountant at (202) 551-3772 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
Mark T. Plichta, Esq.